                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 57

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 4, 2004

                              --------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

- ------------------------
CUSIP NO. 38141G 10 4                 13D
- ------------------------

- --------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)               (a)  [x]
    As to a group consisting of persons other than Covered Persons      (b)  [x]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [ ]
    TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
- --------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER: 0
                   -------------------------------------------------------------
      NUMBER OF     8.  SHARED VOTING POWER (See Item 6) (Applies to each
       SHARES           person listed on Appendix A.)
    BENEFICIALLY        44,630,400 Voting Shares(2) held by Covered Persons
      OWNED BY          3,470 Shared Ownership Shares held by Covered Persons(3)
      REPORTING         22,886,601 Sixty Day Shares held by Covered Persons(4)
       PERSON           2,872,035 Other Shares held by Covered Persons (5)
        WITH       -------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER (See Item 6)
                        As to Voting Shares, less than 1%
                        As to Shared Ownership Shares, Sixty Day Shares and
                        Other Shares, 0
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER (See Item 6):
                        As to Voting Shares, 0
                        As to Shared Ownership Shares, less than 0.01%
                        As to Sixty Day Shares and Other Shares, less than 1%.
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      70,392,506
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    13.94%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts




- ----------

(1)   For a definition of this term, please see Item 2.

(2)   For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 594,809 shares of Common Stock held by 32 private charitable foundations established by 32 Covered Persons; and (ii) 2,277,226 shares of Common Stock held by certain estate planning entities established by Covered Persons. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation.

          ITEM 1                          ITEM 6
- --------------------------         CITIZENSHIP (UNITED
NAMES OF REPORTING PERSONS            STATES UNLESS
- --------------------------         OTHERWISE INDICATED)
                                   --------------------
Bradley I. Abelow
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                            Pakistan
Philippe J. Altuzarra                     France
Akio Asuke                                Japan
Armen A. Avanessians
Dean C. Backer
Milton R. Berlinski                  The Netherlands
Frances R. Bermanzohn
Stuart N. Bernstein
Jean-Luc Biamonti                         Monaco
Lloyd C. Blankfein
Charles W.A. Bott                           UK
Craig W. Broderick
Richard J. Bronks                           UK
John J. Bu
Timothy B. Bunting                          UK
Lawrence V. Calcano
John D. Campbell
Richard M. Campbell-Breeden                 UK
Michael J. Carr
Chris Casciato
Andrew A. Chisholm                        Canada
Robert J. Christie
Abby Joseph Cohen
Alan M. Cohen
Lawrence A. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Frank T. Connor
Karen R. Cook                               UK
Edith W. Cooper
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                        Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                           Canada
Neil D. Crowder
Michael D. Daffey                       Australia
John S. Daly                             Ireland
Philip M. Darivoff
Michael G. De Lathauwer                  Belgium
Mark Dehnert
Paul C. Deighton                            UK
Juan A. Del Rivero                        Spain
Martin R. Devenish                          UK
Armando A. Diaz
Alexander C. Dibelius                    Germany
Simon P. Dingemans                          UK
Suzanne O. Donohoe
Mario Draghi                              Italy
Michael B. Dubno
William C. Dudley
Jay S. Dweck
Gordon E. Dyal
Isabelle Ealet                            France
Glenn P. Earle                              UK
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                         Austria
Michael P. Esposito
J. Michael Evans                          Canada
Stephen C. Fitzgerald                   Australia
Edward C. Forst
Christopher G. French                       UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
Peter C. Gerhard
Rajiv A. Ghatalia                         India
Robert R. Gheewalla
Scott A. Gieselman
H. John Gilbertson, Jr.
Richard J. Gnodde                        Ireland/
                                       South Africa
Jeffrey B. Goldenberg
James S. Golob
Andrew M. Gordon
Frank J. Governali
Geoffrey T. Grant
William M. Grathwohl
Stefan Green                            Australia
David J. Greenwald
Christopher M. Grigg                        UK
Douglas C. Grip
Celeste A. Guth
David B. Heller
David L. Henle
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Peter Hollmann                           Germany
Terry P. Hughes                          Ireland

          ITEM 1                          ITEM 6
- --------------------------         CITIZENSHIP (UNITED
NAMES OF REPORTING PERSONS            STATES UNLESS
- --------------------------         OTHERWISE INDICATED)
                                   --------------------
Phillip S. Hylander                         UK
Timothy J. Ingrassia
William L. Jacob III
Dan H. Jester
Robert C. Jones
Ravindra J. Joseph                        UK/USA
Chansoo Joung
David A. Kaplan
Robert S. Kaplan
Scott B. Kapnick
Carsten Kengeter                         Germany
Kevin W. Kennedy
Philippe Khuong-Huu                       France
Douglas W. Kimmelman
Robert C. King, Jr.
Shigeki Kiritani                          Japan
Ewan M. Kirk                                UK
Bradford C. Koenig
Mark J. Kogan
Peter S. Kraus
Eric S. Lane
Anthony D. Lauto
Gregg R. Lemkau
Hughes B. Lepic                           France
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                            UK
Anthony W. Ling                             UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                          UK
Mark G. Machin                              UK
John A. Mahoney
Charles G. R. Manby                         UK
Robert J. Markwick                          UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                          India
Andrew L. Metcalfe                          UK
Therese L. Miller
Masanori Mochida                          Japan
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                    UK
Gregory T. Mount
Donald R. Mullen
Duncan L. Niederauer
Suzanne M. Nora Johnson
L. Peter O'Hagan                          Canada
Terence J. O'Neill                          UK
Timothy J. O'Neill
Richard T. Ong                           Malaysia
Terence M. O'Toole
Robert J. Pace
Gregory K. Palm
Henry M. Paulson, Jr.
David B. Philip
Stephen R. Pierce
Andrea Ponti                            Italy/USA
Richard H. Powers
John J. Rafter                           Ireland
Charlotte P. Ransom                         UK
Joseph Ravitch
John F. W. Rogers
Emmanuel Roman                            France
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
Michael D. Ryan
Katsunori Sago                            Japan
Pablo J. Salame                          Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                           Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz

          ITEM 1                          ITEM 6
- --------------------------         CITIZENSHIP (UNITED
NAMES OF REPORTING PERSONS            STATES UNLESS
- --------------------------         OTHERWISE INDICATED)
                                   --------------------
Steven M. Scopellite
Lisa M. Shalett
Richard S. Sharp                            UK
Richard G. Sherlund
Michael S. Sherwood                         UK
Ravi M. Singh
Ravi Sinha                              India/USA
Edward M. Siskind
Christian J. Siva-Jothy                     UK
Michael M. Smith
Sarah E. Smith                              UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                             Taiwan
Gene T. Sykes
Greg W. Tebbe
Mark R. Tercek
Mark J. Tracey                              UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Robert B. Tudor III
Eiji Ueda                                 Japan
Kaysie P. Uniacke
Hugo H. Van Vredenburch              The Netherlands
Ashok Varadhan
Corrado P. Varoli                         Canada
John J. Vaske
David A. Viniar
John E. Waldron
George H. Walker IV
Patrick J. Ward
David M. Weil
John S. Weinberg
Peter A. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Matthew Westerman                           UK
William Wicker
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
W. Thomas York, Jr.
Paul M. Young
William J. Young
Paolo Zannoni                             Italy
Yoel Zaoui                                France
Jide J. Zeitlin

REPORTING ENTITIES

             ITEM 1                                                 ITEM 6                  NAME OF ESTABLISHING
         NAME OF ENTITY                  TYPE OF ENTITY     PLACE OF ORGANIZATION              COVERED PERSON
         --------------                  --------------     ---------------------              --------------
Anahue Limited                             Corporation              Jersey                  Andrew A. Chisholm
Bott 2004 Settlement                          Trust                   UK                     Charles W.A. Bott
Campbell-Breeden 2004 Settlement              Trust                   UK                Richard M. Campbell-Breeden
Chambolle Limited                          Corporation              Jersey                    Emmanuel Roman
Deighton 2004 Settlement                      Trust                   UK                     Paul C. Deighton
Devenish 2004 Settlement                      Trust                   UK                    Martin R. Devenish
Dingemans 2004 Settlement                     Trust                   UK                    Simon P. Dingemans
Drayton 2004 Settlement                       Trust                   UK                       Karen R. Cook
French 2004 Settlement                        Trust                   UK                   Christopher G. French
Grigg 2004 Settlement                         Trust                   UK                   Christopher M. Grigg
HJS2 Limited                               Corporation          Cayman Islands                 Hsueh J. Sung
Kirk 2004 Settlement                          Trust                   UK                       Ewan M. Kirk
Ling 2004 Settlement                          Trust                   UK                      Anthony W. Ling
Manby 2004 Settlement                         Trust                   UK                    Charles G.R. Manby
Markwick 2004 Settlement                      Trust                   UK                    Robert J. Markwick
O'Neill 2004 Trust                            Trust                   UK                    Terence J. O'Neill
The Patrick J. Ward 2001 Trust                Trust                New York                   Patrick J. Ward
Ransom 2004 Settlement                        Trust                   UK                    Charlotte P. Ransom
RJG Holding Company                        Corporation          Cayman Islands               Richard J. Gnodde
Robinelli Limited                          Corporation              Jersey                  Claudio Costamagna
Sharp 2004 Settlement                         Trust                   UK                     Richard S. Sharp
Sherwood 2004 Settlement                      Trust                   UK                    Michael S. Sherwood
Tracey 2004 Settlement                        Trust                   UK                      Mark J. Tracey
Westerman 2004 Settlement                     Trust                   UK                     Matthew Westerman
Zurrah Limited                             Corporation              Jersey                      Yoel Zaoui

              This Amendment No. 57 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 57 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  SECURITY AND ISSUER

              This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

              (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

              Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

              Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; and (iii) in the case of entities organized in the United States, 85 Broad Street, New York, New York 10004.

              (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The

Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

              Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

              The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

              Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

              Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

              (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

              (c) Except as described in Annex E or previously reported on
Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

              (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


              Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders'

Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

              The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

              The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

              Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

              For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

              The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

              In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

              In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

              Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

              The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

              The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

              Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

              The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Robert S. Kaplan and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

              On July 31, 2000, certain Covered Persons pledged some of their shares of Common Stock to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain merchant banking funds sponsored by GS Inc. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of Common Stock with a market value four times that of the amount borrowed. Pursuant to Rule 13d-3(d)(3) under the Securities Exchange Act of 1934, as amended, the pledgees did not acquire beneficial ownership of the pledged shares by virtue of the pledge.

              In addition, one or more Covered Persons have pledged in the aggregate 219,000 shares of Common Stock to a bank as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

              In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002,
January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

              Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

              GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

              In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

              Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons, Reporting Entities and estate planning entities established by Covered Persons (which are not Reporting Entities) have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

     Exhibit                                Description
     -------                                -----------
          A.        Registration Rights Instrument, dated as of December 10,
                    1999 (incorporated by reference to Exhibit G to Amendment
                    No. 1 to the Initial Schedule 13D, filed December 17, 1999
                    (File No. 005-56295)).

          B.        Supplemental Registration Rights Instrument, dated as of
                    December 10, 1999 (incorporated by reference to Exhibit H to
                    Amendment No. 1 to the Initial Schedule 13D, filed December
                    17, 1999 (File No. 005-56295)).

          C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
                    Group, L.P. (incorporated by reference to Exhibit I to
                    Amendment No. 2 to the Initial Schedule 13D, filed June 21,
                    2000 (File No. 005-56295)).

          D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
                    (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
                    005-56295)).

          E.        Supplemental Registration Rights Instrument, dated as of
                    June 19, 2000 (incorporated by reference to Exhibit R to
                    Amendment No. 5 to the Initial Schedule 13D, filed August 2,
                    2000 (File No. 005-56295)).

          F.        Power of Attorney (incorporated by reference to Exhibit X to
                    Amendment No. 14 to the Initial Schedule 13D, filed March
                    29, 2001 (File No. 005-56295)).

          G.        Supplemental Registration Rights Instrument, dated as of
                    December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed
                    January 23, 2001 (File No. 005-56295)).

          H.        Supplemental Registration Rights Instrument, dated as of
                    December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-74006) filed by The Goldman Sachs Group, Inc.).

          I.        Supplemental Registration Rights Instrument, dated as of
                    December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-101093) filed by The Goldman Sachs Group, Inc.).

          J.        Form of Written Consent Relating to Sale and Purchase of
                    Common Stock (incorporated by reference to Exhibit FF to
                    Amendment No. 35 to the Initial Schedule 13D, filed January
                    8, 2003 (File No. 005-56295)).

          K.        Supplemental Registration Rights Instrument, dated as of
                    December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-110371) filed by The Goldman Sachs Group, Inc.).

          L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                    Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.


   NAME           CITIZENSHIP    BUSINESS ADDRESS    PRESENT EMPLOYMENT      CONVICTIONS OR         BENEFICIAL
                                                                             VIOLATIONS OF       OWNERSHIP OF THE
                                                                            FEDERAL OR STATE   COMMON STOCK OF THE
                                                                            LAWS WITHIN THE       GOLDMAN SACHS
                                                                            LAST FIVE YEARS        GROUP, INC.
- ----------        -----------   -------------------  ------------------     ----------------   -------------------
Steven M.             USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Bunson                          New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.

Russell E.            USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Makowsky                        New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.

Michael H.            UK        26 New Street,       Partner,                     None         None
Richardson                      St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

Anthony J.            UK        26 New Street,       Partner,                     None         None
Dessain                         St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
    AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

              None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 12,695,946 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

On or about January 3, 2004, stock options covering 10,190,655 shares of Common Stock deliverable to Covered Persons will vest and become exercisable.

The share amounts given above include the gross number of shares of Common Stock underlying these options, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                     TRADE DATE           NUMBER OF SHARES   PRICE PER SHARE
- --------------                     ----------           ----------------   ---------------
Christopher A. Cole             October 22, 2004             20,000            $93.17
Henry Cornell                   October 22, 2004             20,000            $93.00
Neil D. Crowder                 October 22, 2004                400            $93.67
Neil D. Crowder                 October 22, 2004              1,100            $93.68
Neil D. Crowder                 October 22, 2004              1,500            $93.65
John S. Daly                    October 22, 2004              1,000            $92.97
Celeste A. Guth                 October 22, 2004              1,000            $93.48
Matthew G. L'Heureux            October 22, 2004            100,000            $92.56
L. Peter O'Hagan                October 22, 2004              3,000            $93.10
Gregory K. Palm                 October 22, 2004             75,000            $92.67
Richard H. Powers               October 22, 2004              3,724            $92.98
Harvey M. Schwartz              October 22, 2004             15,000            $92.80
Mark J. Tracey                  October 22, 2004              2,220            $93.21
David A. Viniar                 October 22, 2004             50,000            $92.79

The following sales of Other Shares were made by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                     TRADE DATE           NUMBER OF SHARES   PRICE PER SHARE
- --------------                     ----------           ----------------   ---------------
Milton R. Berlinski             October 22, 2004              5,388            $92.95
David A. Viniar                 October 22, 2004              3,632            $92.79

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                                                                            NUMBER OF
                                                       NUMBER OF                     SALES     NUMBER OF      SHARES
      COVERED PERSON            DATE OF EXERCISE        OPTIONS     STRIKE PRICE     PRICE    SHARES SOLD    RETAINED
      --------------            ----------------        -------     ------------     -----    -----------    --------
Philippe J. Altuzarra           October 22, 2004        50,000         $53.00       $92.67      50,000          0
John J. Bu                      October 22, 2004        40,000         $53.00       $92.67      40,000          0
John D. Campbell                October 22, 2004         1,000         $53.00       $92.67       1,000          0
Edward K. Eisler                October 22, 2004        75,499         $53.00       $92.67      75,499          0


The following charitable contributions of shares of Common Stock were made by the following Covered Persons:

           COVERED PERSON             TRANSFER DATE             NUMBER OF SHARES
           --------------             -------------             ----------------
           David A. Viniar          October 22, 2004                 6,000

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                              CALL WRITTEN
                                 OR PUT          NUMBER OF      STRIKE
    COVERED PERSON              PURCHASED         SHARES         PRICE          MATURITY DATE          TRANSACTION DATE
    --------------              ---------         ------         -----          -------------          ----------------
Randolph L. Cowen             Call Written         15,000       $ 90.00       January 22, 2005        September 22, 2004
Randolph L. Cowen             Call Written         15,000       $ 95.00       January 22, 2005        September 22, 2004
Randolph L. Cowen             Call Written         20,000       $100.00       January 22, 2005        September 22, 2004
Peter C. Gerhard              Call Written          9,600       $ 95.00       January 22, 2005        September 22, 2004
Peter C. Aberg                Call Written         10,000       $100.00       January 22, 2005        September 23, 2004
Paul S. Efron                 Call Written         10,000       $ 95.00       January 22, 2005         October 4, 2004
Peter C. Gerhard              Call Written         15,400       $ 95.00       January 22, 2005         October 4, 2004
Jeffrey M. Moslow             Call Written          3,500       $100.00       January 22, 2005         October 4, 2004
George W. Wellde, Jr.         Call Written         20,000       $ 95.00       January 22, 2005         October 4, 2004
Greg W. Tebbe                 Call Written         12,500       $ 95.00       January 22, 2005         October 5, 2004
George N. Mattson             Call Written          2,500       $ 90.00       January 22, 2005         October 6, 2004
George N. Mattson             Call Written          2,500       $ 95.00       January 22, 2005         October 6, 2004
George N. Mattson             Call Written          2,600       $100.00       January 22, 2005         October 6, 2004
H. John Gilbertson, Jr.       Call Written         20,000       $ 95.00       January 22, 2005         October 7, 2004
HJS2 Limited                  Call Written         20,000       $ 95.00       January 22, 2005         October 7, 2004
HJS2 Limited                  Call Written         20,000       $100.00       January 22, 2005         October 7, 2004
Mark R. Tercek                Call Written         20,000       $ 95.00       January 22, 2005         October 8, 2004
Mark R. Tercek                Call Written         20,000       $100.00       January 22, 2005         October 8, 2004
E. Gerald Corrigan            Call Written        125,000       $100.00       January 21, 2006         October 20, 2004
E. Gerald Corrigan            Put Purchased       125,000       $ 90.00       January 21, 2006         October 20, 2004
C. Howard Wietschner          Call Written            500       $ 90.00       December 18, 2004        October 20, 2004
Susan A. Willetts             Call Written          7,500       $ 90.00       January 22, 2005         October 20, 2004
Susan A. Willetts             Call Written         15,000       $ 95.00        April 16, 2005          October 20, 2004
Sanjeev K. Mehra              Call Written         50,000       $100.00       January 22, 2005         October 21, 2004
Michael J. Carr               Call Written         20,000       $ 95.00        April 16, 2005          October 22, 2004
George N. Mattson             Call Written          2,500       $ 95.00       January 22, 2005         October 22, 2004
Michael M. Smith              Call Written          3,000       $100.00       January 22, 2005         October 22, 2004
Michael M. Smith              Put Purchased         3,000       $ 85.00       January 22, 2005         October 22, 2004

Estate planning entities (which are not Reporting Entities) established by the following Covered Persons have written American-style standardized call options or purchased American-Style standardized put options on Other Shares with the following terms:

                              CALL WRITTEN
                                 OR PUT          NUMBER OF      STRIKE
    COVERED PERSON              PURCHASED         SHARES         PRICE          MATURITY DATE          TRANSACTION DATE
    --------------              ---------         ------         -----          -------------          ----------------
Andrew M. Gordon              Call Written         15,000       $100.00        April 16, 2005         September 29, 2004
Andrew M. Gordon              Call Written         15,000       $105.00        April 16, 2005         September 29, 2004
Andrew M. Gordon              Call Written          1,500       $100.00        April 16, 2005          October 4, 2004
Andrew M. Gordon              Call Written          1,500       $105.00        April 16, 2005          October 4, 2004
Byron D. Trott                Call Written         10,000       $ 95.00       January 22, 2005         October 22, 2004

SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2004



                                        By:      /s/ Beverly L. O'Toole
                                                 ------------------------------
                                        Name:    Beverly L. O'Toole
                                        Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

     Exhibit                                Description
     -------                                -----------
          A.        Registration Rights Instrument, dated as of December 10,
                    1999 (incorporated by reference to Exhibit G to Amendment
                    No. 1 to the Initial Schedule 13D, filed December 17, 1999
                    (File No. 005-56295)).

          B.        Supplemental Registration Rights Instrument, dated as of
                    December 10, 1999 (incorporated by reference to Exhibit H to
                    Amendment No. 1 to the Initial Schedule 13D, filed December
                    17, 1999 (File No. 005-56295)).

          C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
                    Group, L.P. (incorporated by reference to Exhibit I to
                    Amendment No. 2 to the Initial Schedule 13D, filed June 21,
                    2000 (File No. 005-56295)).

          D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
                    (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
                    005-56295)).

          E.        Supplemental Registration Rights Instrument, dated as of
                    June 19, 2000 (incorporated by reference to Exhibit R to
                    Amendment No. 5 to the Initial Schedule 13D, filed August 2,
                    2000 (File No. 005-56295)).

          F.        Power of Attorney (incorporated by reference to Exhibit X to
                    Amendment No. 14 to the Initial Schedule 13D, filed March
                    29, 2001 (File No. 005-56295)).

          G.        Supplemental Registration Rights Instrument, dated as of
                    December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed
                    January 23, 2001 (File No. 005-56295)).

          H.        Supplemental Registration Rights Instrument, dated as of
                    December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-74006) filed by The Goldman Sachs Group, Inc.).

          I.        Supplemental Registration Rights Instrument, dated as of
                    December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-101093) filed by The Goldman Sachs Group, Inc.).

          J.        Form of Written Consent Relating to Sale and Purchase of
                    Common Stock (incorporated by reference to Exhibit FF to
                    Amendment No. 35 to the Initial Schedule 13D, filed January
                    8, 2003 (File No. 005-56295)).

          K.        Supplemental Registration Rights Instrument, dated as of
                    December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-110371) filed by The Goldman Sachs Group, Inc.).

          L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                    Schedule 13D, filed June 22, 2004 (File No. 005-56295)).